ANTERO RESOURCES MIDSTREAM MANAGEMENT LLC

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

May 1, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Re:                             Antero Resources Midstream Management LLC
Registration Statement on Form S-1
File No. 333-216975

Ladies and Gentlemen:

Antero Resources Midstream Management LLC (the “Company”) hereby requests pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 4:00 pm, Washington, D.C. time, on May 3, 2017, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANTERO RESOURCES
MIDSTREAM MANAGEMENT LLC

By:	/s/ Glen C. Warren, Jr.
Glen C. Warren, Jr.
President and Secretary

cc: Alvyn A. Schopp, Antero Resources Midstream Management LLC

Yvette K. Schultz, Antero Resources Midstream Management LLC

William N. Finnegan IV, Latham & Watkins LLP

Ryan J. Maierson, Latham & Watkins LLP

David P. Oelman, Vinson & Elkins L.L.P.